March 26, 2007

Mark P. Shuman Branch Chief - Legal Division of Corporate Finance Securities and Exchange Commission 100 F Street N.E. Mail Stop 4561 Washington, D.C. 20549-4561

Re:	Enigma Software Group, Inc.
Amendment No. 3 to Form SB-2
Filed on February 7, 2007
File No. 333-136005

Forms 10-QSB for fiscal quarters ended
June 30, and September 30, 2006, as amended
File No. 0-50561

Dear Mr. Shuman:

On behalf of Enigma Software Group, Inc., (“Enigma” or the “Company”), we hereby submit Enigma’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated February 28, 2007, regarding the above referenced Forms SB-2 and 10-QSB.

For the convenience of the Staff, each of the Staff’s comments is included herein and is followed by the corresponding response of Enigma. References herein to “we,” “us” and “our” refer to Enigma unless the context indicates otherwise.

Dilution, page 18

1.
Please revise this section to quantify the potential dilutive effect of the Dutchess financing transaction on unaffiliated stockholders. Separately discuss the dilutive impact on the unaffiliated shareholders of the conversion by Messrs. Stark and Estevez of their preferred into common stock, also in quantified terms. Consider including illustrative examples so that shareholders have a better understanding of the “substantial dilution” to which you refer. Include a cross reference to the table on page 47 showing the combined effect of the debenture conversions and preferred stock conversions on independent shareholders.

Response:	The Company has revised the disclosure as requested. Please see pages 18-19 of the prospectus.

Mark P. Shuman
March 26, 2007

Executive Compensation, page 39

2.
We note that you have not updated your disclosure to comply with the Commission's new executive compensation and related person disclosure rules. See generally Release No. 33-8732A (September 8, 2006). In light of the fact that this registration statement is being pre-effectively amended after December 15, 2006 and your fiscal year end was December 31, 2006, please revise your executive compensation disclosure in your prospectus to comply with the newly adopted executive compensation and related person disclosure rules for your most recent fiscal year. See Section VII. of Release No. 33-8732A (September 8, 2006).

Response:	We have updated our disclosure to comply with the commission’s new executive compensation and related person disclosure rules for our most recent fiscal year. Please see pages 36-38 of the prospectus.

Certain Relationships and Related Transactions, page 42

3.
Please refer to prior comment 5. Please include disclosure consistent with your response indicating why the “anti-dilution” protection was afforded only to Messrs. Stark and Estevez and explaining why the board of directors concluded that doing so was in the best interests of the company.

Response:	The Company has revised the disclosure as requested. Please see page 40 of the prospectus.

Mark P. Shuman
March 26, 2007

Description of Securities, page 44

4.
We reissue prior comment 7 in part. While we note the revised table, we were unable to locate a revised, readily understandable description of the provision whereby the conversion rate of the preferred stock will be reduced so that it equals the weighted average conversion rate of the debentures. Your description should be in ordinary terms that explain the economic purpose and effect of the arrangement, not a recitation of terms in a legal document. Please advise or revise.

Response:	The Company has revised its disclosure to explain the economic purpose and effect of the arrangement. Please see pages 44-45 of the prospectus.

Financial Statements

5.	Please revise your filing to include updated financial statements and related consents. See Item 310(g) of Regulation S-B.

Response:	We have revised our filing to include updated financial statements and related consents.

Interim Financial Statements - September 30, 2006

Note A - Basis of Presentation and Restatement, page F-5

[2] Restatement, page F-5

6.
We note the disclosure indicating that the restatement relates to your accounting for stock options under SFAS 123(R). Describe for us, in reasonable detail, your accounting before and after the restatement. Also, explain your basis for concluding that your prior accounting was incorrect and that your current accounting is appropriate.

Response:
On the originally filed 10-QSB for the quarter ended March 31, 2006, Enigma inadvertently included in expense all stock options granted in 2005 and unvested as of December 31, 2005, whereas, the appropriate accounting should have been to expense only those 2005 stock options which vested during the quarter ended March 31, 2006. The restated 10-QSB presents in expense only those options vested during the quarter. All remaining unvested 2005 stock options are now recognized in expense over the requisite service period in accordance with SFAS 123(R).

Mark P. Shuman
March 26, 2007

Note E - Selected Significant Accounting Policies, page F-9

[3] Stock-based compensation expense, page F-10

7.
We note your response to prior comment number 11 and your revised disclosures on page F-10. The disclosure that “compensation costs associated with stock options that were unvested at December 31, 2005, and which vested in 2006 were expensed in the first quarter of 2006” appears to indicate that compensation costs are being recognized over a time period other than the service period. Please explain to us, in reasonable detail, how you are recognizing compensation expense under SFAS 123(R), including those options that were unvested as of December 31, 2005. As part of your response, tell us how your accounting complies with paragraph 39 of SFAS 123(R), which requires that compensation cost be recognized over the employee's service period, which is often the vesting period.

Response:
Upon careful re-reading of the disclosure in the third sentence of “Note E [3] Stock-based compensation expense,” it is obvious that the sentence was poorly written. It should have been written as follows... Enigma adopted prospective application in 2006 and accordingly, compensation costs associated with stock options that were unvested at December 31, 2005, and which vested in the first quarter of 2006, were expensed in the first quarter of 2006. The bold and underlined language is the correction.

As explained in our response to Comment #6 above, compensation costs are being recognized over the requisite service period in accordance with paragraph 39 of SFAS 123(R).

Mark P. Shuman
March 26, 2007

Legality Opinion

8.
We note that the opinion is given as of the date of July 25, 2006. Prior to submitting a request for acceleration of the effective date, please file an updated legality opinion so it speaks as of a date immediately prior to the desired effective date.

Response:	As requested, the Company has included an updated legality opinion with the Registration Statement.

Forms 10-QSB for fiscal quarters ended June 30, and September 30, 2006, as amended

Evaluation of Disclosure Controls and Procedures

9.
You state that a material weakness existed in the company's internal controls as of September 30, 2006 and that the company's disclosure controls and procedures were not effective at September 30, 2006. You state also that management believes that the current employees are capable of following your disclosure controls and procedures effectively. Tell us why you believe such a statement is meaningful to investors. In particular, if the disclosure controls and procedures and internal control over financial reporting were ineffective, explain why the ability of current employees to follow ineffective disclosure controls and procedures and internal control over financial reporting is of significance.

Response:
The Company has removed the disclosure pertaining to management’s belief that the current employees are capable of following our disclosure controls and procedures effectively. Please see page 3 of the Form 10-QSB/A Amendment No. 2 for the quarter ended September 30, 2006 and page 3 of the Form 10-QSB/A Amendment No. 3 for the quarter ended June 30, 2006.

10.
We note your statement at the end of this section that the “deficiencies and weaknesses have since been corrected.” Please clarify whether management considered the material weakness in its internal control over financial reporting to have been remedied and whether management considers the company's disclosure controls and procedures to have been effectively addressed as well. If such a conclusion was reached, state when you did so. Your disclosure in response to Item 308(b) should identify the steps taken to address the material weakness and identify the time period during which such steps were taken. To the extent the measures taken involved material costs, those costs should be disclosed. Note that to the extent any measures were taken prior to June 30, 2006, disclosure in the Form 10-QSB for the fiscal quarter ended June 30, 2006 would be warranted.

Response:
Management considered the material weaknesses in its internal control over financial reporting to have been effectively addressed during the fourth quarter of fiscal year 2006. We have revised the disclosure to reflect the fact that these material weaknesses were addressed in the subsequent quarter. Please see page 3 of the Form 10-QSB/A Amendment No. 2 for the quarter ended September 30, 2006.

Mark P. Shuman
March 26, 2007

11.
Regarding your conclusion that the disclosure controls and procedures were not effective, we note that you did not attribute the ineffectiveness conclusions to the chief executive and financial officers. Rather, you state that the evaluation was conducted “under the supervision and with the participation of our CEO and CFO” and that based upon that evaluation “we have concluded” that the disclosure controls and procedures were not effective. Please revise your disclosure to conform to Item 307 of Regulation S-B, which requires you to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report.

Response:
The Company has revised its disclosure to state that the Chief Executive Officer and the Chief Financial Officer of the Company performed the evaluation and concluded that the Company’s disclosure controls and procedures were not effective in gathering, analyzing and disclosing information needed to satisfy our disclosure obligations under the Exchange Act. Please see page 3 of the Form 10-QSB/A Amendment No. 2 for the quarter ended September 30, 2006 and page 3 of the Form 10-QSB/A Amendment No. 3 for the quarter ended June 30, 2006.

Changes in Internal Control over Financial Reporting

12.
Your disclosure does not conform to the requirements of Item 308(b) and will require significant revision. Consistent with our comment above, please include a discussion of the changes to your internal control over financial reporting that occurred during the quarter ended September 30, 2006 that materially affected or were reasonably likely to materially affect your internal control over financial reporting. In this regard, your statement that there were no such changes “other than those weaknesses identified in Item 3A above” is confusing. The changes described in this section are not the weaknesses you identify but rather the measures instituted to address those weaknesses. Provide similar revised disclosure in the Form 10-QSB for the quarter ended June 30, 2006, to the extent material changes to internal control over financial reporting occurred during that quarter.

Response:
The Company has revised its disclosure to state that there were no changes in our internal controls over financial reporting identified in connection with our evaluation of these controls for the period ended September 30, 2006 that materially affected or were reasonably likely to materially affect our internal control over financial reporting. The Company has also provided similar disclosure for the 10-QSB/A for the quarter ended June 30, 2006. Please see page 3 of the Form 10-QSB/A Amendment No.2 for the quarter ended September 30, 2006 and page 3 of the Form 10-QSB/A Amendment No.3 for the quarter ended June 30, 2006.

Mark P. Shuman
March 26, 2007

13.
The disclosure in this section relates to changes that occurred “during the small business issuer's last fiscal quarter.” See Item 308(b) of Regulation S-B. You state that there were “no changes in your internal controls over financial reporting that could have significantly affected those controls subsequent to the date of the evaluation referred to in the previous paragraph” (emphasis added). Please revise this statement to refer to those change that occurred during your last fiscal quarter, or in the case of the September 30, 2006 Form 10-QSB, during the quarter ended September 30, 2006. Furthermore, please note that the item requires you to discuss any changes to your internal control over financial reporting that has materially affected or is reasonably likely to materially affect your internal control over financial reporting. Thus please delete all references to “significant” changes.

Response:
The Company has revised the disclosure to delete all references to “significant” changes as well as specify whether or not any changes to our internal controls over financial reporting occurred during the quarter ended September 30, 2006. Please see page 3 of the Form 10-QSB/A Amendment No. 2 for the quarter ended September 30, 2006.

If you have any questions with regard to the foregoing or require any further information, please contact me at (212) 536-4802. Because the Company hopes to complete its offering as soon as practicable, if there is anything that we can do to expedite your review, please let me know as soon as possible.

Mark P. Shuman
March 26, 2007

Sincerely,

/s/ Uche D. Ndumele
Uche D. Ndumele

cc:	Via Facsimile
Alvin Estevez
Enigma Software Group, Inc.
Facsimile: (203) 921-0349